Asante Capital Group Advisors LLC

Notes to Financial Statements
(amounts expressed in U.S. dollars)

for Income Taxes. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statements and income tax bases of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended March 31, 2016, management has determined that there are no uncertain tax positions. All periods since inception are subject to tax examinations by U.S. federal, state and local tax authorities.

Note 2.   Related Party Transactions

The Company entered into an expense allocation agreement ("Agreement") with Asante Capital Group LLP. For the year ended March 31, 2016, the Company was allocated $233,184 in expenses from Asante Capital Group LLP, which are included under expenses on the statement of operations. Asante Capital Group LLP also paid $196,624 of pass through expenses on behalf of the Company, these expenses are included under expenses on the statement of operations. There is a high level of integration of the Company's activities and operations with the ultimate parent and the accompanying financial statements are indicative of the Company's current financial conditions and results of operations as part of that group. As at March 31, 2016 the Company had a net receivable of $108,803 due from Asante Capital Group LLP, which is shown under Due from Affiliate on the Statement of Financial Condition.

The Company has paid a property security deposit of $38,700 on behalf of the manager of the Company.

Note 3.   Employee Benefit Plans

The Company administers a 401(k) retirement and savings plan for eligible employees. The Plan is a defined contribution plan that is funded through contributions by employees and the Company. For the year ended March 31, 2016, the Company recorded $2,500 in 401(k) expense.

Note 4.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 5.   Income Taxes

As described in Note 1, the Company has elected to be taxed as a "C Corp" for federal income tax purposes. As a result, the Company's tax provision comprised of a marginal tax rate of 34.00% for federal taxes and an effective tax rate of 23.68%.